July 18, 2019

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing and Construction

RE:	AMMO, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 14, 2018
File No. 333-226087

Dear Sir or Madam,

Please accept this in response to your letter dated February 4, 2019, referencing the File Number as listed above. As required by your letter, we have made the necessary changes to our registration statement as filed on Form S-1/A and have included below a summary of our action items, and revisions to noted disclosures.

Form S-1/A filed December 14, 2018

General

1.	Based on your disclosures, we note that your acquisition of SWK represents a business combination under ASC 805. Based on the amount of consideration exchanged, we also note this acquisition was significant based on the provisions of Rule 8-04 of Regulation S-X. We note that you have filed pro forma financial statements related to this acquisition; however, it appears that you are also required to provide audited historical financial statements for the acquired entity and to include/incorporate the historical and related pro forma financial statements in your Form S-1 pursuant to Rules 8-04 and 8-05 of Regulation S-X. We further note that you recently signed a binding letter of intent to acquire Jagemann Stamping Company that appears to be significant at over 50% in the context of Rules 8-04 and 8-05 of Regulation S-X. Please note your requirements to provide historical and pro forma financial statements related to the probable acquisition of Jagemann in your Form S-1.

RESPONSE: We have added the following language to Note 10 “Acquisitions”.

Note 10:

SW Kenetics, Inc.

“On February 25, 2019, the Company filed a Current Report on Form 8-K/A to amend the original Form 8-K filed on October 5, 2019 that announced the completion of the acquisition of SW Kenetics, Inc. The Form 8-K/A included the audited financial statements of SW Kenetics, Inc. and the Unaudited Pro Forma Combined and Condensed Financial Information.”

Jagemann Stamping Company’s Ammunition Casing Division

“On June 24, 2019, the Company filed a Current Report on Form 8-K/A to amend the original Form 8-K filed on March 18, 2019 that announced the completion of selected assets of Jagemann Sporting Group’s Wisconsin Casing Division. The Form 8-K/A included the audited financial statements of the acquired business and the Unaudited Pro Forma Combined and Condensed Financial Information.”

Please let us know if there are further questions or comments pertaining to either this response, or the S-1/A submitted herewith.

AMMO, INC.

/s/ Fred W. Wagenhals
Fred Wagenhals
Chief Executive Officer